EXHIBIT 21.1

LIST OF SUBSIDIARIES

Cano Petro of New Mexico, Inc., a Texas Corporation

Ladder Companies, Inc., a Delaware corporation

Square One Energy, Inc., a Texas corporation

Tri-Flow, Inc., an Oklahoma corporation

W.O. Energy of Nevada, Inc., a Nevada corporation

WO Energy, Inc., a Texas corporation

W.O. Operating Company, Ltd., a Texas limited partnership

W.O. Production Company, Ltd., a Texas lirnited partnership